                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                         VSUS TECHNOLOGIES INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92909G-10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Jeffrey A. Rinde, Esq.
                               Bondy & Schloss LLP
                         60 East 42nd Street, 37th Floor
                               New York, NY 10165
                                 (212) 661-3535
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 28, 2005
--------------------------------------------------------------------------------
             (Date Of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 92909G-10 3

--------------------------------------------------------------------------------

 1.    Names of Reporting Persons.   Eliyahu Kissos
       I.R.S. Identification Nos. of above persons (entities only).

       -------------------------------------------------------------------------

--------------------------------------------------------------------------------

 2.    Check the appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]
       (b) [ ]

--------------------------------------------------------------------------------

 3.    SEC Use Only
                   -------------------------------------------------------------

--------------------------------------------------------------------------------

 4.    Source of Funds (See Instructions)     OO
                                          --------------------------------------

--------------------------------------------------------------------------------

 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)
                   ----

--------------------------------------------------------------------------------

 6.    Citizenship or Place of Organization    Israel

--------------------------------------------------------------------------------

                       7.    Sole Voting Power   5,038,000
                     -----------------------------------------------------------
Number of
Shares                 8.    Shared Voting Power      0
Beneficially         -----------------------------------------------------------
Owned by Each
Reporting              9.    Sole Dispositive Power   5,038,000
Person With          -----------------------------------------------------------

                      10.    Shared Dispositive Power   0

--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person    5,038,000
                                                                    ------------

--------------------------------------------------------------------------------

 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class represented by Amount in Row (11)          40.7%
                                                           ---------------------

--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                IN
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to shares of common stock, $0.001 par value (the "Common Stock"), of VSUS Technologies
Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 444 Madison Avenue, 24th Floor, New
York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is filed by Mr. Eliyahu Kissos ("Mr. Kissos"). By his signature on this Statement, Mr. Kissos agrees that this Statement is filed on his behalf.

         Mr. Kissos is filing this Statement pursuant to Rule 13d-1(a) under the
Exchange Act of 1934, as amended (the "Act"), on his own behalf and not on behalf of any other party. Information with respect to Mr. Kissos, is given solely by Mr. Kissos.

         (b) Mr. Kissos's address is 17/19 Hafetz Haim Street, Kiryat-Ata 28032
Israel.

         (c) Mr. Kissos's present principal occupation is as the President and a director of the Issuer. The principal address of the Issuer is 444 Madison
Avenue, 24th Floor, New York, New York 10022.

         (d) Mr. Kissos has not within the last five years been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Kissos was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Kissos is a citizen of the State of Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 28, 2005, (i) 4,389,000 shares of the Issuer's Common Stock held by Ofir Holding Limited, a company controlled by Mr. Amiram Ofir, the
Issuer's former Chief Executive Officer and director, and (ii) 649,000 shares of the Issuer's Common Stock, jointly owned by Mr. Ofir and his spouse, Hannah
Ofir, the Issuer's former Secretary (collectively, the "Shares"), were sold to
Mr. Kissos, the Issuer's newly appointed President and director, for an aggregate purchase price of $170,000 (the "Purchase Price"). The Purchase Price was negotiated as part of a settlement between the Issuer and Mr. Ofir, and, therefore, does not necessarily represent the fair market value of the Common
Stock on the date of the transaction.

         The funds used by Mr. Kissos in purchasing the Shares, were borrowed from Mr. Matis Cohen, the Issuer's former President and director. At the time of the loan, Mr. Kissos agreed to issue a promissory note to Mr. Cohen, pursuant to which he will promise to pay Mr. Cohen the outstanding principal balance due on the loan, plus any accrued interest thereon, at the rate of Citibank's publicly announced "prime rate" from time to time in effect, on or before January 27,
2006.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Kissos purchased the Shares in order to acquire a stake in the
Issuer concurrently with his appointment as the Issuer's President and director.

         Mr. Kissos does not have any plans or proposals that would relate to or result in:

         (a) The acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment
Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The only interests in the securities of the Issuer that Mr. Kissos holds are the interests that have been described above in Items 3 and 4 above.

         As of the date hereof, the Issuer has 12,392,896 shares of Common Stock issued and outstanding.

         Mr. Kissos: (i) has sole voting power and sole dispositive power over
5,038,000 shares of Common Stock of the Issuer, and (ii) does not have shared voting power and dispositive power over any additional shares of Common Stock of the Issuer. As a result, Mr. Kissos controls approximately 40.7% of the Issuer's outstanding Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr.
Kissos and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2007
       ---------------------------

                                                      /s/ Eliyahu Kissos
                                                     ---------------------------
                                                      Eliyahu Kissos